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SEC FILE NUMBER
8-70041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SurfTrade LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5704 Lunada Lane
(No. and Street)

Long Beach	CA	90814
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Blosser	310-213-8080	michael@surftrade.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8 Wazirpur Industrial Area	New Delhi	Delhi, India	11052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Blosser, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SurfTrade LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: [signature]

Title:
Chief Executieve Officer

* SEE ATTACHMENT *

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 1ST day of MARCH, 2024, by MICHAEL BLOSSER---,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



ANDREW STEVEN MORITZ
Notary Public - California
Los Angeles County
Commission # 2478745
My Comm. Expires Jan 19, 2028

(Seal) Signature [signature]

SURFTRADE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2023

C O N T E N T S

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689 📞
info@masllp.com ✉
www.masllp.com ▷

Report of the Independent Registered Public Accounting Firm

To the Member of SurfTrade LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SurfTrade LLC (the "Company") as of December 31,2023 and the related statements of operations, changes in Stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the Company's Auditor since 2020.

New Delhi, India
Date: April 15, 2024

SurfTrade, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
CURRENT ASSETS		
Cash	$	58,197
Unbilled revenue		4,991
Prepaid expenses		1,979
TOTAL ASSETS	$	65,167
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	3,523
TOTAL LIABILITIES	$	3,523
MEMBER'S EQUITY		61,644
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	65,167

The accompanying notes are an integral part of these financial statements.

REVENUES		
Reimbursed expense income	$	18,054
Interest income		5
TOTAL REVENUES		18,059
EXPENSES		
Legal and professional		13,753
Reglatory fees and expenses		3,925
Office / Other expenses		1,576
TOTAL EXPENSES		19,254
NET LOSS	$	(1,195)

The accompanying notes are an integral part of these financial statements.

Balance, December 31, 2022	$	62,839
Net loss		(1,195)
Balance, December 31, 2023	$	61,644

The accompanying notes are an integral part of these financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(1,195)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation		-
Disposal of assets		-
Changes in operating assets and liabilities		
Accounts receivable		13,853
Unbilled revenue		(4,991)
Prepaid fees		937
Accounts payable and accrued liabilities		187
Advance by Shareholder		(1,246)
Net cash used in Operating Activities		7,545
Net Cash decrease for the period		7,545
Cash at beginning of period		50,652
Cash at end of year	$	58,197

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

NOTE A   <u>**Nature of Business and Summary of Significant Accounting Policies**</u>

<u>Nature of Business</u> - SurfTrade, LLC (Company), a Nevada limited liability company, was formed in December 2016. The Company was approved on March 3, 2020 as a broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC). The Company is solely owned by SurfTrade International Corporation (the "Parent"). The Parent was formed as a Nevada corporation on November 15, 2016.

The Company operates pursuant to the paragraph (k)(2)(ii) exemptive provision of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities as an introducing broker or dealer and will clear transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. As the Company has not conducted business it does not currently maintain a clearing broker/dealer.

The Company is a non-exchange member effecting transactions in listed securities through exchange member.

<u>Basis of Presentation</u>
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

<u>Use of Estimates</u>
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Income Taxes</u>
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the individual tax return of its member; therefore, federal income taxes are not payable by or provide for the Company.

<u>Cash</u>
Cash consists of cash in a bank, held at one financial institution which at times may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $250,000. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions.

NOTE A   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Upon commencement of revenue-generating activities, the Company intends to enter into contracts with customers related to their approved business activities. The Company, upon commencement of generating revenue, will recognize such revenue under ASC Topic 606. The Company had no customers in 2023 and accordingly no revenue was recognized during the year ended December 31, 2023.

Property Plant & Equipment
Property, Plant and Equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. Assets costing more than $5,000 with a useful life of one year or more will be capitalized else, charged to the income statement in the year of purchase.

Note B   **Contingencies**

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE C   **Financial Instruments and Concentration of Risk**

Financial instruments subject to risk concentration is cash. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor.

NOTE D   **Net Capital Requirements**

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year following SEC approval. At December 31, 2023, the Company had net capital of $54,674, which was $49,674 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .064 to 1.0.

NOTE E   **Related Party Transactions**

The sole shareholder of the Parent purchases supplies or pays for expenses of the Company from time to time. The sole shareholder of the Parent paid for $5130 of expenses on behalf of the Company for the year ended December 31, 2023. The Company reimbursed the sole shareholder of the Parent $6,376 for the year ended December 31, 2023 for expenses paid by the sole shareholder of the Parent on behalf of the Company. The Company owes the sole shareholder of the Parent $3,208 at December 31, 2023 for expenses paid by the sole shareholder of the Parent on behalf of the Company and is reflected on the Statement of Financial Condition as Accounts Payable. The entirety of the outstanding payable due to the sole shareholder of the Parent at December 31, 2023 is attributable to expenses paid for by the sole shareholder of the Parent.

Financial position and results of operations could differ from the amounts in the financial statements if these transactions did not exist.

NOTE F   **Recent Accounting Pronouncements**

During the year ended December 31, 2023 and through April 15, 2024, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

NOTE G   **Subsequent Events**

The Company has evaluated subsequent events through April 15, 2024, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2023.

Note H   **Economic Risks**

In March 2021, The World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

SurfTrade, LLC
SCHEDULE I
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17A-5
DECEMBER 31, 2023

COMPUTATION OF NET CAPITAL	
Total member's equity qualified for net capital	$ 61,644
Deductions and/or charges	
Nonallowable assets:	
Unbilled revenue	4,991
Prepaid expenses	1,979
Net capital	$ 54,674
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 3,523
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 235
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 49,674
Ratio: Aggregate indebtedness to net capital	.064 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2023 as filed by SurfTrade, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement regarding the Exemption from Reserve Requirements

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

See accompanying report of independent registered public accounting firm.

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Member of SurfTrade LLC

We have reviewed management's statement, included in the accompanying SurfTrade LLC'S Exemption Report, in which

(1) SurfTrade LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions")

(2) The Company stated that it is filling this exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).Further, the Company has stated that they met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India

Date: April 15, 2024

SurfTrade, LLC

5704 Lunada Lane / Long Beach, CA 90814
310-213-8080

Exemption Report

SurfTrade, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

SurfTrade, LLC

I, Michael Blosser, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Michael Blosser, Chief Executive Officer

February 15, 2024